Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257745

SUPPLEMENT NO. 1, DATED SEPTEMBER 10, 2021

(to the Proxy Statement/Prospectus dated September 3, 2021)

SUPPLEMENT TO

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF CA HEALTHCARE ACQUISITION CORP.

PROSPECTUS FOR UP TO 14,780,000 LMDX COMMON SHARES

5,750,000 LMDX WARRANTS AND 5,750,000 LMDX COMMON SHARES UNDERLYING WARRANTS OF LUMIRADX LIMITED

This supplement no. 1, dated September 10, 2021 (this “Supplement”), updates and supplements the proxy statement/prospectus dated September 3, 2021 (the “Proxy Statement/Prospectus”). LumiraDx Limited (“LumiraDx” or the “Company”) filed the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-4 (Registration No. 333-257745).

This Supplement is being filed by CA Healthcare Acquisition Corp. (“CAH”) with the SEC to supplement certain information contained in the Proxy Statement/Prospectus. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 21 of the proxy statement/prospectus.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the transactions described in the Proxy Statement/Prospectus or any of the securities to be issued in the transactions described in the Proxy Statement/Prospectus, passed upon the merits or fairness of the transactions described in the Proxy Statement/Prospectus or passed upon the adequacy or accuracy of the disclosure in the Proxy Statement/Prospectus or this Supplement. Any representation to the contrary constitutes a criminal offense.

This Supplement to the Proxy Statement/Prospectus is dated September 10, 2021

Supplemental Disclosures to the Proxy Statement/Prospectus

The following supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. The page reference is to the page in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.

The purpose of this Supplement is to amend the Proxy Statement/Prospectus to clarify that holders of public shares do not have to be a record holder or have voted for or against the Merger Proposal in order to redeem their shares for cash, provided the other requirements laid out in the Proxy Statement/Prospectus are met.

The Proxy Statement/Prospectus is hereby amended as follows:

The following disclosure replaces the sixth question on page viii of the Proxy Statement/Prospectus, under the heading “QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING.”

Q.	Do I have redemption rights?

A.

If you are a holder of public shares, you have the right to demand that CAH redeem such public shares for a pro rata portion of the cash held in CAH’s trust account. CAH sometimes refers to these rights to demand redemption of the public shares as “redemption rights.”

Notwithstanding the foregoing, a holder of public shares, together with any affiliate or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Under CAH’s amended and restated certificate of incorporation, the Merger may be consummated only if CAH has at least $5,000,001 of net tangible assets after giving effect to the redemption of all public shares the holders of which properly demand redemption of their shares for cash. However, LumiraDx is not required to consummate the Merger unless there is at least $65,000,000 of funds in CAH’s trust account, prior to payment of any unpaid or contingent liabilities, deferred underwriting fees or transaction costs of any of the parties.

The following disclosure replaces the seventh question on page viii of the Proxy Statement/Prospectus, under the heading “QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING.”

Q.	How do I exercise my redemption rights?

A.

If you are a holder of public shares and wish to exercise your redemption rights, you must (i) demand that CAH redeem your public shares into cash no later than the second business day preceding the date of the special meeting by delivering your shares to CAH’s transfer agent physically or electronically using The Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) System prior to the vote at the special meeting. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the trust account (which, for illustrative purposes, was $115,013,930.47, or $10 per share, as of September 1, 2021, the record date). Such amount, less any owed but unpaid taxes on the funds in the trust account, will be paid promptly upon consummation of the Merger. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of CAH’s public stockholders exercising redemption rights. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Merger Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Merger Proposal at the special meeting. If you deliver your shares for redemption to CAH’s transfer agent and later decide prior to the special meeting not to elect redemption, you may request that CAH’s transfer agent return the shares (physically or electronically). You may make such request by contacting CAH’s transfer agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by CAH’s transfer agent prior to the vote taken on the Merger Proposal at the special meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to CAH’s transfer agent prior to the vote at the special meeting.

If demand is properly made as described above, then, if the Merger is consummated, CAH will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of CAH common stock for cash and will not be entitled to LMDX common shares upon consummation of the Merger.

If you are a holder of CAH common stock and you exercise your redemption rights, it will not result in the loss of any CAH public warrants that you may hold. Your whole CAH public warrants will become exercisable to purchase one LMDX common share in lieu of one share of CAH common stock for a purchase price of $11.50 upon consummation of the Merger.

The following disclosure replaces the twenty-first question on page xii of the Proxy Statement/Prospectus, under the heading “QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING.”

Q.	What happens if I fail to take any action with respect to the special meeting?

A.

If you fail to take any action with respect to the special meeting and the Merger is approved by CAH stockholders and consummated, you will become a shareholder of LumiraDx and/or a holder of LMDX new warrants that will entitle you to purchase LMDX common shares. If you fail to take any action with respect to the special meeting and the Merger is not approved, you will continue to be a stockholder and/or warrant holder of CAH. You will only become a shareholder and/or warrantholder of LumiraDx following consummation of the Merger.

The following disclosure replaces the first paragraph on page 100 of the Proxy Statement/Prospectus under the heading “Redemption Rights.”

Holders of public shares may seek to redeem their shares for cash. Any stockholder holding public shares may demand that CAH redeem such shares for a full pro rata portion of the trust account (which, for illustrative purposes, was $10 per share as of September 1, 2021, the record date), calculated as of two business days prior to the anticipated consummation of the Merger. If a holder properly seeks redemption as described in this section and the Merger is consummated, CAH will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Merger.

The following disclosure replaces the fourth paragraph on page 100 of the Proxy Statement/Prospectus under the heading “Redemption Rights.”

Holders may demand redemption by delivering their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to CAH’s transfer agent prior to the vote at the special meeting. If you hold the CAH shares in street name, you will have to coordinate with your broker to have your CAH shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

The following disclosure replaces the last paragraph on page 101 of the Proxy Statement/Prospectus under the heading “Redemption Rights.”

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of CAH common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Merger Proposal by delivering your stock certificate (either physically or electronically) to CAH’s transfer agent prior to the vote at the special meeting, and provided the Merger is consummated.

The following disclosure replaces the paragraph on page 161 of the Proxy Statement/Prospectus under the heading “Stockholder Approval of Merger.”

Under CAH’s amended and restated certificate of incorporation, in connection with any proposed merger, CAH must seek stockholder approval of an initial merger at a meeting called for such purpose at which public stockholders may seek to redeem their public shares for cash, subject to the limitations described in the prospectus for CAH’s initial public offering. Accordingly, in connection with the Merger, the CAH public stockholders may seek to redeem their public shares for cash in accordance with the procedures set forth in this proxy statement/prospectus.

Additional information

In connection with the proposed business combination, LumiraDx has filed with the SEC a registration Statement on Form F-4 in connection with the proposed business combination (the “Registration Statement”) containing a preliminary proxy statement of CAH and a preliminary prospectus of LumiraDx, which the SEC has declared effective. On September 3, 2021, CAH filed a definitive proxy statement/prospectus relating to the proposed business combination and mailed that definitive proxy statement/prospectus to its shareholders. This Supplement does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. CAH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about LumiraDx, CAH and the proposed business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination has been mailed to shareholders of CAH as of the record date, which is September 1, 2021, for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to CA Healthcare Acquisition Corp., 99 Summer Street, Suite 200 Boston, MA 02110.

Participants in Solicitation

CAH and its directors and executive officers may be deemed participants in the solicitation of proxies from CAH’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in CAH is contained in the Registration Statement. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed business combination.

LumiraDx and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CAH in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is contained in the Registration Statement. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements in this Supplement may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or CAH’s or LumiraDx’s future financial or operating performance. For example, projections of future sales and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CAH and its management, and LumiraDx and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations, which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; 2) the outcome of any legal proceedings that may be instituted against CAH, the enlarged LumiraDx group or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of CAH or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; 5) the ability to meet the Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of LumiraDx as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the enlarged LumiraDx group to grow and manage growth profitably, maintain relationships with customers, manufacturers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that LumiraDx or the enlarged LumiraDx group may be adversely affected by other economic, business and/or competitive factors; 11) LumiraDx’s estimates of its financial performance; and 12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CAH’s Registration Statement on form S-1 filed with the SEC on January 8, 2021 and the proxy statement/prospectus discussed above. Nothing in this Supplement should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CAH nor LumiraDx undertakes any duty to update these forward-looking statements, except as otherwise required by law.